FILED PURSUANT TO

RULE 424 (B) (3)

REGISTRATION NO: 333-116168

Supplement to

Joint Proxy Statement/Prospectus

[Southern Community Bancorp Logo]

Dear Southern Community Shareholder:

On or about July 20, 2004, Southern Community Bancorp mailed to you a joint proxy statement/prospectus, dated July 16, 2004 relating to the proposed merger in which Southern Community will be merged with and into First National Bankshares of Florida, Inc., as more fully set forth in the joint proxy statement/prospectus. This document supplements the joint proxy statement/prospectus.

We are forwarding this supplement to you to inform you of certain developments since July 16, 2004. On August 2, 2004, First National and Fifth Third Bancorp announced that they had entered into an Agreement and Plan of Merger, dated as of August 1, 2004, pursuant to which First National will be merged with and into Fifth Third. The Fifth Third/First National merger is scheduled to be completed after the consummation of the First National/Southern Community merger.

On August 13, 2004, Southern Community and First National executed a First Amendment to the Agreement and Plan of Merger, a copy of which is attached to this supplement as Appendix I. Under this amendment, First National has agreed that under certain circumstances it would issue additional shares of its common stock after completion of the merger to those persons who were the holders of Southern Community common stock on the effective date of that merger. The additional shares would be issued if (i) the First National/Southern Community merger is completed at an exchange ratio below 1.6686, and (ii) either the Fifth Third/First National merger agreement is terminated prior to August 1, 2005 or the Fifth Third/First National merger has not closed for any reason by that date. If these contingencies occur, then the holders of Southern Community common stock on the effective date of the First National/Southern Community merger will be entitled to receive the difference between the number of shares of First National common stock that such holder would have received if the exchange ratio had been 1.6686 and the number of shares of First National common stock actually issued to such holder based upon the lower exchange ratio in effect at the time of the merger. The amendment is more fully described beginning on page S-1 of this supplement.

In order to give Southern Community shareholders an opportunity to review the information contained in this supplement before voting on the First National/Southern Community merger, Southern Community has postponed the special meeting of shareholders that was scheduled for August 23, 2004. The special meeting of shareholders will now be held on September 1, 2004 at 5:00 p.m. local time. The special meeting is still being held at the Orlando Marriott Lake Mary Hotel located at 1501 International Parkway, Lake Mary, Florida.

Our board of directors continues to believe, based on our reasons for the First National/Southern Community merger described in the joint proxy statement/prospectus under the section entitled “Summary—Southern Community’s Reasons for the Merger,” the per share merger consideration to be offered in the First National/Southern Community merger is fair to the shareholders of Southern Community. Accordingly, our board of directors recommends that you vote in favor of the proposal to approve the Agreement and Plan of Merger, as amended by the First Amendment.

Sincerely,

/s/ Charlie W. Brinkley, Jr.
Charlie W. Brinkley, Jr.
Chairman and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the First National common stock to be issued in the merger or determined that this document is accurate or adequate. Any representation to the contrary is a criminal offense.

This supplement to the joint proxy statement/prospectus is dated August 16, 2004 and is being first mailed to Southern Community shareholders on or about August 17, 2004.

SOUTHERN COMMUNITY BANCORP

250 North Orange Avenue

Orlando, Florida 32801

NOTICE OF POSTPONEMENT OF

THE SPECIAL MEETING OF SHAREHOLDERS

To September 1, 2004

To the Shareholders of Southern Community Bancorp:

The special meeting of the shareholders of Southern Community Bancorp originally scheduled to be held on August 23, 2004 has been postponed until September 1, 2004 at 5:00 p.m., local time. The location of the special meeting remains the Orlando Marriott Lake Mary Hotel, 1501 International Parkway, Lake Mary, Florida. The record date for the special meeting also remains June 30, 2004.

The special meeting is being held for the purpose of considering and voting upon a proposal to approve an Agreement and Plan of Merger, as amended by the First Amendment, pursuant to which Southern Community will be merged with and into First National Bankshares of Florida, Inc. The merger agreement is more completely described in the joint proxy statement/prospectus dated July 16, 2004 that was mailed to Southern Community shareholders on or about July 20, 2004. A copy of the merger agreement is attached as Appendix A to the joint proxy statement/prospectus, and a copy of the First Amendment is attached as Appendix I to the accompanying supplement to the joint proxy statement/prospectus. Please review these materials carefully.

Action may be taken on the approval of the merger agreement, as amended, at the special meeting on the date specified above or on any date to which the special meeting may be adjourned or postponed. Only holders of record of Southern Community common stock at the close of business on the record date for the special meeting will be entitled to notice of, and to vote at, the special meeting and any adjournments or postponements thereof. Southern Community shareholders are entitled to assert dissenters’ rights pursuant to the Florida Business Corporation Act. A copy of the dissenters’ rights provisions of the Florida Business Corporation Act is attached as Appendix D to the joint proxy statement/prospectus.

The board of directors of Southern Community recommends that shareholders vote “FOR” the approval of the merger agreement, as amended.

Your vote is important. For your convenience, we have enclosed a blue proxy card with this supplement to the joint proxy statement/prospectus. If you have already voted and are not changing your vote, you do not need to complete and return the enclosed blue proxy card. If you are changing your vote or have not previously voted, please complete, date, sign and return the enclosed blue proxy card. You may revoke your proxy at any time before it is voted by signing and returning a later dated proxy with respect to the same shares, by filing with the Secretary of Southern Community a written revocation bearing a later date, or by attending and voting in person at the special meeting.

Whether or not you plan to attend the special meeting in person, if you are changing your vote or have not previously voted, please complete, sign and date the enclosed proxy card and return it without delay in the enclosed postage-paid envelope. This will assure your representation at the special meeting and may avoid the cost of additional communications. This will not prevent you from voting in person at the special meeting.

By Order of the Board of Directors,

/s/ Charlie W. Brinkley, Jr.
Charlie W. Brinkley, Jr.
Chairman and Chief Executive Officer

Orlando, Florida

August 16, 2004

IF YOU ARE CHANGING YOUR VOTE OR HAVE NOT PREVIOUSLY VOTED, PLEASE COMPLETE, SIGN, DATE, AND RETURN THE ENCLOSED BLUE PROXY CARD, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING.

Supplement to

Joint Proxy Statement/Prospectus

[First National Logo]

Dear First National Shareholder:

On or about July 20, 2004, First National Bankshares of Florida, Inc. mailed to you a joint proxy statement/prospectus, dated July 16, 2004, relating to the proposed merger in which First National will acquire Southern Community Bancorp. This document supplements the joint proxy statement/prospectus.

We are forwarding this supplement to you to inform you of certain developments since July 16, 2004. On August 2, 2004, First National and Fifth Third Bancorp announced that they had entered into an agreement and plan of merger, dated as of August 1, 2004, pursuant to which First National will be merged with and into Fifth Third. The Fifth Third/First National merger is scheduled to be completed after the consummation of the First National/Southern Community merger.

On August 13, 2004, Southern Community and First National executed a First Amendment to the Agreement and Plan of Merger, a copy of which is attached to this supplement as Appendix I. Under this amendment, First National has agreed that under certain circumstances it would issue additional shares of its common stock after completion of the merger to those persons who were the holders of Southern Community common stock on the effective date of that merger. The additional shares would be issued if (i) the First National/Southern Community merger is completed at an exchange ratio below 1.6686, and (ii) either the Fifth Third/First National merger agreement is terminated prior to August 1, 2005 or the Fifth Third/First National merger has not closed for any reason by that date. If these contingencies occur, then the holders of Southern Community common stock on the effective date of the First National/Southern Community merger will be entitled to receive the difference between the number of shares of First National common stock that such holder would have received if the exchange ratio had been 1.6686 and the number of shares of First National common stock actually issued to such holder based upon the lower exchange ratio in effect at the time of the merger. The amendment is more fully described beginning on page S-1 of this supplement.

In order to give First National shareholders an opportunity to review the information contained in this supplement before voting on the First National/Southern Community merger, First National has postponed the special meeting of shareholders that was scheduled for August 26, 2004. The special meeting of shareholders will now be held on Wednesday, September 1, 2004 at 1:30 p.m. local time. The special meeting is still being held at the Naples Beach Hotel, located at 851 Gulf Shore Boulevard North, Naples, Florida 34102.

The board of directors of First National continues to believe that the merger with Southern Community is in the best interests of First National’s shareholders. The board of directors of First National recommends that you vote “FOR” approval of the merger agreement, as amended.

Sincerely,

/s/ Gary L. Tice
Gary L. Tice
Chairman and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission determined that this document is accurate or adequate. Any representation to the contrary is a criminal offense.

This supplement to the joint proxy statement/prospectus is dated August 16, 2004 and is being first mailed to First National shareholders on or about August 17, 2004.

FIRST NATIONAL BANKSHARES OF FLORIDA, INC.

2150 Goodlette Road North

Naples, Florida 34102

NOTICE OF POSTPONEMENT OF

THE SPECIAL MEETING OF SHAREHOLDERS

To September 1, 2004

To the Shareholders of First National Bankshares of Florida, Inc.:

The special meeting of the shareholders of First National Bankshares of Florida, originally scheduled to be held on August 26, 2004 has been postponed until September 1, 2004 at 1:30 p.m., local time. The location of the special meeting remains the Naples Beach Hotel, located at 851 Gulf Shore Boulevard North, Naples, Florida 34102. The record date for the special meeting also remains July 5, 2004.

The special meeting is being held for the purpose of considering and voting upon a proposal to approve an Agreement and Plan of Merger, as amended by the First Amendment, pursuant to which First National will acquire Southern Community Bancorp through the merger of Southern Community with and into First National. The merger agreement is more completely described in the joint proxy statement/prospectus dated July 16, 2004 that was mailed to First National shareholders on or about July 20, 2004. A copy of the merger agreement is attached as Appendix A to the joint proxy statement/prospectus, and a copy of the First Amendment is attached as Appendix I to the accompanying supplement to the joint proxy statement/prospectus. Please review these materials carefully.

Action may be taken on the approval of the merger agreement, as amended, at the special meeting on the date specified above or on any date to which the special meeting may be adjourned or postponed. Only holders of record of First National common stock at the close of business on the record date for the special meeting will be entitled to notice of, and to vote at, the special meeting and any adjournments or postponements thereof.

The board of directors of First National recommends that shareholders vote “FOR” the approval of the merger agreement, as amended.

Your vote is important. For your convenience, we have enclosed an ivory proxy card with this supplement to the joint proxy statement/prospectus. If you have already voted and are not changing your vote, you do not need to complete and return the enclosed ivory proxy card. If you are changing your vote or have not previously voted, please complete, date, sign and return the enclosed ivory proxy card. You may revoke your proxy at any time before it is voted by signing and returning a later dated proxy with respect to the same shares, by filing with the Secretary of First National a written revocation bearing a later date, or by attending and voting at the special meeting.

Whether or not you plan to attend the special meeting in person, if you are changing your vote or have not previously voted, please complete, sign and date the enclosed ivory proxy card and return it without delay in the enclosed postage-paid envelope. This will assure your representation at the special meeting and may avoid the cost of additional communications. This will not prevent you from voting in person at the special meeting.

By Order of the Board of Directors,

/s/ Garrett S. Richter, Secretary
Garrett S. Richter, Secretary

Naples, Florida

August 16, 2004

IF YOU ARE CHANGING YOUR VOTE OR HAVE NOT PREVIOUSLY VOTED, PLEASE COMPLETE, SIGN, DATE, AND RETURN THE ENCLOSED IVORY PROXY CARD, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING.

i

INTRODUCTION

Except as described in this supplement, the information in the proxy statement/prospectus dated July 16, 2004 continues to apply. This supplement should be read in conjunction with the proxy statement/prospectus. In addition, First National and Southern Community incorporate by reference into this supplement and the proxy statement/prospectus important business and financial information. You may obtain the information incorporated by reference into this supplement and the proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 59 of the proxy statement/prospectus.

QUESTIONS AND ANSWERS ABOUT THIS SUPPLEMENT

AND THE POSTPONEMENT OF THE SPECIAL MEETINGS

Q:	Why did I receive this supplement?

A:	After we mailed the July 16, 2004 joint proxy statement/prospectus, First National and Fifth Third announced that they had entered into an agreement and plan of merger, dated as of August 1, 2004, pursuant to which First National will be merged with and into Fifth Third. If the proposed merger between First National and Southern Community is completed, Southern Community shareholders will receive shares of First National common stock and become shareholders of First National, unless they properly exercise their dissenters’ rights. Southern Community and First National are furnishing this information to their shareholders regarding the proposed merger between Fifth Third and First National in order that Southern Community and First National shareholders might be better able to make an informed judgment regarding the merger between Southern Community and First National. Southern Community and First National have delayed the meetings of their shareholders to give their shareholders time to review the information in this supplement.

Q:	Have the terms of the merger between Southern Community and First National changed?

A:	The terms of the merger between Southern Community and First National remain almost the same as described in the proxy statement/prospectus previously sent to you. However, after the announcement of the proposed Fifth Third/First National merger, Southern Community and First National executed a First Amendment to the Agreement and Plan of Merger, which is attached to this supplement as Appendix I. The First Amendment relates to the exchange ratio to be applied if the merger is consummated and the shares of Southern Community common stock are converted into shares of First National common stock.

The Agreement and Plan of Merger provides that each share of Southern Community common stock outstanding (other than any shares as to which dissenters’ rights have been properly exercised) will be converted automatically into the right to receive 1.6686 shares of First National common stock. This exchange ratio, however, is subject to downward adjustment in the event that the average closing price of First National common stock exceeds $19.42 over a measurement period consisting of the 20 consecutive trading days ending on the fifth day prior to the merger. The closing price of First National common stock on August 12, 2004 was $23.65. If the average price of First National common stock over the measurement period were $23.65, the exchange ratio would be adjusted downward to 1.5193. If the exchange ratio were 1.5193 and the price of First National common stock on the effective date of the merger were $23.65, then each share of Southern Community’s common stock would be converted into the right to receive shares of First National with a value, as of the effective time, of $35.93. The determination of the exchange ratio is more fully described in the joint proxy statement/prospectus under the section entitled “The Merger—Description of the Merger.”

Under the First Amendment, First National has agreed that if (i) the First National/Southern Community merger is completed and the exchange ratio is below 1.6686, and (ii) the Fifth Third/First National merger agreement is terminated prior to August 1, 2005 or the Fifth Third/First National merger has for any reason not been completed by that date, then each holder of Southern Community common stock on the effective date of the First National/Southern Community merger will be entitled to receive the difference between the number of shares of First National common stock that such holder would have received if the exchange ratio had been 1.6686 and the number of shares of First National common stock actually issued to such holder. In addition, First National will pay to each such holder an amount on these additional shares equal to the proportional amount of any cash dividends or other distributions made by First National on the First National common stock between the effective date of the First National/Southern Community merger and the date that these additional shares are issued by First National.

Q:	Will the shareholders of Southern Community receive a certificate or other evidence of the contingent right to receive additional shares of First National common stock after the First National/Southern Community merger is completed?

A:	No. The contingent right to receive additional shares of First National common stock will not be represented by any certificate or any other instrument. This contingent right is purely a contractual right arising from and contained in the First National/Southern Community merger agreement.

Q:	Will the contingent right to receive additional shares of First National common stock provide the former shareholders of Southern Community with any other rights or privileges with respect to First National?

A:	No. Upon the consummation of the First National/Southern Community merger, the only rights that the former shareholders of Southern Community will have are as stockholders of First National with respect to the shares of First National common stock issued to them at the consummation of the merger. The contingent rights will not entitle Southern Community’s former shareholders to any additional rights. The contingent rights will not entitle Southern Community’s former shareholders to voting or dividend rights nor will they accrue interest.

Q:	Will Southern Community’s former shareholders be able to sell or transfer the contingent rights?

A:	No. The contingent rights will not be assignable or transferable except by operation of law, or in very limited situations that qualify as a “Permitted Transfer” as defined in Section 3.1 of the amended merger agreement. The contingent rights are contractual rights that are personal to each holder and will remain with the holder even if he or she sells or transfers any or all of the shares of First National common stock that he or she receives in the merger. If the contingent rights become payable and additional shares of First National common stock are issued to Southern Community’s former shareholders, those shares of First National common stock will be freely transferable upon their receipt.

Q:	Can you tell me more about the proposed Fifth Third/First National merger?

A:	On August 2, 2004, First National and Fifth Third announced that they had entered into an Agreement and Plan of Merger, dated as of August 1, 2004, pursuant to which First National will be merged with and into Fifth Third. If the Fifth Third/First National merger is consummated, each outstanding share of First National common stock will be converted into the right to receive 0.5065 shares of Fifth Third common stock, plus cash in lieu of any fractional share. The Fifth Third/First National merger is scheduled to be completed after the consummation of the First National/Southern Community merger. The consummation of the First National/Southern Community merger is a condition to Fifth Third’s obligation to consummate the Fifth Third/First National merger, which condition could be waived by Fifth Third in its sole discretion.

Because the special meetings to vote on the proposed merger of Southern Community and First National will precede the planned Fifth Third/First National merger, if you vote to approve the First National/Southern Community merger agreement, as amended, you must be willing to accept an ownership interest in First National without regard to whether the Fifth Third/First National merger will be successfully completed.

Q:	Will Southern Community shareholders and First National shareholders vote on the proposed Fifth Third/First National merger at the Postponed Special Meetings?

A:	No. Shareholders of Southern Community and First National will not vote on the proposed Fifth Third/First National merger at their separate special meetings, which have both been postponed to September 1, 2004. For more information regarding the postponed special meeting, see “Notice of Postponement of the Special Meeting of Shareholders” in this supplement. At some time in the future, First National shareholders will be requested to consider and vote upon the proposed merger between Fifth Third and First National. At that time, if you hold First National common stock, you will receive separate disclosure material and you will have an opportunity to vote on the proposed merger between Fifth Third and First National. In the meantime, if you desire, you can obtain more information about Fifth Third from its annual, quarterly and current reports, proxy information and other information filed by Fifth Third with the SEC. You may read and copy such information at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549, at the SEC’s website located at http://www.sec.gov and/or through various commercial document retrieval services.

Q:	Has the board of directors of either Southern Community or First National changed its recommendation concerning the proposed First National/Southern Community merger?

A:	No. The board of directors of each of Southern Community and First National continue to believe that the proposed First National/Southern Community merger is in the best interests of its shareholders. Accordingly, each of the boards recommends that its shareholders vote in favor of the proposal to approve the merger agreement, as amended by the First Amendment. Neither First National nor Southern Community has sought an updated fairness opinion relating to the matters described in this supplement.

Q:	What additional financial information is included in this supplement?

A:	This supplement to the joint proxy statement/prospectus includes:

•	Unaudited Pro Forma Condensed Combined Financial Information as of June 30, 2004 reflecting the proposed First National/Southern Community merger; and

•	Unaudited Pro Forma Condensed Combined Financial Information as of June 30, 2004 reflecting both the proposed Fifth Third/First National merger and the proposed First National/Southern Community merger.

The unaudited pro forma condensed combined financial information included in the proxy statement/prospectus presented how the combined financial statements of First National and Southern Community would have appeared had the businesses been combined at the beginning of the periods presented through March 31, 2004. The Unaudited Pro Forma Condensed Combined Financial Information for First National/Southern Community in this supplement has been updated through June 30, 2004. The second set of Unaudited Pro Forma Condensed Combined Financial Information presents how the combined financial statements of Fifth Third and First National would have appeared had the businesses been combined at the beginning of the periods presented, also assuming the combination of the First National and Southern Community businesses.

Q:	Must I return another proxy card?

A:	No. After you have carefully read this supplement, you do not need to do anything if you have already returned your proxy card and do not wish to change your vote on the First National/Southern Community merger agreement, as amended. If, however, you have not yet voted on the merger agreement and you wish to vote now, or if you wish to change your vote on the merger agreement, please indicate on the enclosed proxy card how you want your shares to be voted, then sign, date and mail it in the accompanying postage-paid envelope as soon as possible, so that your shares may be represented and voted at the special meeting. If you sign and send in a proxy and do not indicate how you want to vote, your proxy will be counted as a vote “FOR” approval of the merger agreement.

Q:	Can I change my vote after I have mailed my signed proxy card?

A:	Yes. There are three ways for you to revoke your proxy and change your vote. First, you may send a later-dated, signed proxy card before the special meeting. Second, shareholders of Southern Community may revoke a proxy by filing a written revocation of the proxy with the Secretary of Southern Community prior to the special meeting, and shareholders of First National may revoke a proxy by filing a written revocation of the proxy with the Secretary of First National prior to the special meeting. Third, you may attend the special meeting and vote in person. If you have instructed a broker to vote your shares, you must follow directions received from your broker to change your vote.

Q:	Are there any other material changes to the information contained in the original proxy statement/prospectus?

A:	Yes. Under the Agreement and Plan of Merger, Southern Community had the right to cause three of the current directors of Southern Community to be appointed to the board of directors of First National following the completion of the merger. As a result of the proposed merger with Fifth

Third, Southern Community has indicated that it will not exercise this right. As a result, none of the current directors of Southern Community is expected to be appointed to the board of First National after the merger.

Q:	When is the First National/Southern Community merger expected to close?

A:	At the present time, the First National/Southern Community merger is expected to close on September 3, 2004, assuming that the merger is approved by the shareholders of First National and Southern Community, and each of the other conditions to closing are fulfilled. At the present time, neither First National nor Southern Community are aware of any reason why any of these conditions to closing would not be fulfilled.

RISK FACTORS

In addition to the other information contained in this supplement and the proxy statement/prospectus dated July 16, 2004, you should give careful attention to the following statements regarding additional risks associated with the recent developments discussed in this supplement.

There can be no assurances that the Fifth Third/First National merger will be completed.

The Fifth Third/First National merger is subject to a number of closing conditions, which are separate and independent conditions from the closing conditions to the First National/Southern Community merger. As a result, we cannot assure you that First National will complete the Fifth Third/First National merger.

The stock price and business of First National may be adversely affected if the Fifth Third/First National merger is not completed.

If the Fifth Third/First National merger is not completed, the price of First National common stock may decline to the extent that the current market price of First National common stock reflects a market assumption that the merger with Fifth Third will be completed. In addition, First National’s business may be harmed to the extent that customers and others may believe that the cancellation of the merger creates uncertainty about the ability of First National to compete effectively in the future. First National will incur significant costs in connection with the Fifth Third/First National merger, whether or not that merger is completed. Moreover, under certain circumstances, First National could be required to pay Fifth Third a termination fee of $50 million in connection with the termination of that merger agreement.

The trading price of First National common stock will likely be related to the trading price of Fifth Third common stock until either the Fifth Third merger is consummated or the Fifth Third/First National merger agreement is terminated.

The Fifth Third/First National merger agreement provides that at the effective time of the merger, First National common stock will be converted into Fifth Third common stock at a fixed exchange ratio of 0.5065 shares of Fifth Third stock for each share of First National common stock. So long as the consummation of the Fifth Third/First National merger is considered by investors to be probable, the price of First National’s common stock will likely trade in relation to the price of Fifth Third’s common stock. Accordingly, while the Fifth Third/First National merger is pending, the trading price of First National’s common stock may not directly reflect the results of operations or financial condition of First National.

FIRST NATIONAL/SOUTHERN COMMUNITY UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information and explanatory notes present how the combined financial statements of First National and Southern Community may have appeared had the businesses actually been combined at the beginning of the periods presented. The unaudited pro forma condensed combined financial information shows the impact of the merger on the companies’ respective historical financial positions and results of operations under the purchase method of accounting with First National treated as the acquirer. Under this method of accounting, the assets and liabilities of Southern Community will be recorded by First National at their estimated fair values as of the date the merger is completed. The unaudited pro forma condensed combined financial information combines the historical financial information of the companies as of and for the six months ended June 30, 2004 and for the year ended December 31, 2003. The unaudited pro forma condensed combined balance sheet as of June 30, 2004 assumes the merger was completed on that date. The unaudited pro forma condensed combined statements of income give effect to the merger as if the merger had been completed on January 1, 2003.

First National signed a definitive agreement and plan of merger on August 1, 2004 which provides for the acquisition of First National by Fifth Third Bancorp. Under the terms of the agreement, First National shareholders will receive .5065 shares of Fifth Third common stock for each share of First National. At the time of the signing of the agreement, the transaction was valued at $25.00 per First National share. The exchange ratio and purchase price used to prepare the unaudited pro forma condensed combined financial information were derived based on the assumption that the per share market price for First National’s common stock is $25.00. The unaudited pro forma condensed combined financial information of First National and Southern Community has been derived from and should be read in conjunction with the historical consolidated financial statements and the related notes of both First National and Southern Community that are incorporated in this document by reference. Unaudited pro forma condensed combined financial information related to the Fifth Third acquisition of First National follows the pro forma financial information of First National and Southern Community.

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not indicate the financial results of the combined companies had the companies actually been combined at the beginning of each period presented and had the impact of possible revenue enhancements, expense efficiencies, asset dispositions and share repurchases, among other factors, been considered. In addition, as explained in more detail in the accompanying notes to the unaudited pro forma condensed combined financial information, the allocation of the purchase price reflected in the pro forma condensed combined financial information is subject to adjustment and may vary from the actual purchase price allocation that will be recorded upon completion of the merger.

First National/Southern Community

Pro Forma Condensed Combined Balance Sheet

June 30, 2004

(unaudited)

(in thousands)	Historical First National	Historical Southern Community Bancorp	Pro Forma Adjustments (1)		Pro Forma Combined
Cash and due from banks	$89,207	$13,624	$(4,270	)G	98,561
Interest bearing deposits with banks	159	1,733	—		1,892
Federal funds sold	854	16,751	—		17,605
Securities	879,952	118,443	—		998,395
Mortgage loans held for sale	12,827	—	—		12,827
Loans, net	2,648,157	819,626	7,189	B	3,474,972
Premises and equipment	124,698	20,757	1,000	C	146,455
Goodwill	173,950	971	(971	)D
			210,903	D	384,853
Other assets	157,515	18,045	14,575	E	190,135

Total assets	$4,087,319	$1,009,950	$228,426		$5,325,695

Deposits:
Non-interest bearing	$545,882	$99,665	—		$645,547
Interest bearing	2,431,729	777,749	5,454	F	3,214,932

Total deposits	2,977,611	877,414	5,454		3,860,479
Short-term borrowings	388,724	3,004	—		391,728
Long-term debt	326,196	47,000	—		373,196
Other liabilities	36,385	10,699	(1,647	)G	45,437

Total liabilities	3,728,916	938,117	3,807		4,670,840

Total stockholders’ equity	358,403	71,833	(2,623	)G
			(71,833	)H
			299,075	H	654,855

Total liabilities and stockholders’ equity	$4,087,319	$1,009,950	$228,426		$5,325,695

(1)	See Notes to the Unaudited Pro Forma Condensed Combined Financial Information.

First National/Southern Community

Pro Forma Condensed Combined Statement of Income

For the Six Months Ended June 30, 2004

(unaudited)

(in thousands, except per share data)	Historical First National	Historical Southern Community Bancorp	Pro Forma Adjustments (1)		Pro Forma Combined
Interest income	$88,937	$26,502	$(1,435	)B	$114,004
Interest expense	22,764	9,707	244	A
			(1,104	)F	31,611

Net interest income	66,173	16,795	(575)		82,393
Provision for loan losses	2,275	1,444	—		3,719

Net interest income after provision for loan losses	63,898	15,351	(575)		78,674
Non-interest income	34,466	1,444	—		35,910
Non-interest expense	65,890	11,083	50	C
			729	E	77,752

Income before taxes	32,474	5,712	(1,354)		36,832
Income taxes	10,834	2,002	(522	)I	12,314

Net income	$21,640	$3,710	$(832)		$24,518

Weighted average shares outstanding
Basic	47,671	7,195	3,471	J	58,337
Diluted	48,979	7,715	3,722	J	60,416

Earnings per share
Basic	$0.45	$0.52			$0.42

Diluted	0.44	0.48			0.41

(1)	See Notes to the Unaudited Pro Forma Condensed Combined Financial Information.

First National/Southern Community

Pro Forma Condensed Combined Statement of Income

For the Year Ended December 31, 2003

(unaudited)

(in thousands, except per share data)	Historical First National	Historical Southern Community Bancorp	Pro Forma Adjustments (1)		Pro Forma Combined
Interest income	$166,294	$44,262	$(2,876	)B	$207,680
Interest expense	42,846	17,474	975	A
			(2,208	)F	59,087

Net interest income	123,448	26,788	(1,643)		148,593
Provision for loan losses	7,184	3,206	—		10,390

Net interest income after provision for loan losses	116,264	23,582	(1,643)		138,203
Non-interest income	62,416	4,821	—		67,237
Non-interest expense	130,298	18,902	—
			100	C
			1,458	E	150,758

Income before taxes	48,382	9,501	(3,201)		54,682
Income taxes	16,631	3,380	(1,235	)I	18,776

Net income	$31,751	$6,121	$(1,966)		$35,906

Weighted average shares outstanding
Basic	47,464	6,938	3,347	J	57,749
Diluted	48,383	7,262	3,503	J	59,148

Earnings per share
Basic	$0.67	$0.88			$0.62

Diluted	0.66	0.84			0.61

(1)	See Notes to the Unaudited Pro Forma Condensed Combined Financial Information.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL INFORMATION

Note 1 — Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information related to the First National/Southern Community merger is included for the year ended December 31, 2003 and as of and for the six months ended June 30, 2004. The pro forma adjustments included herein reflect the conversion of Southern Community common stock into First National common stock using an exchange ratio of 1.4824 shares of First National common stock for each of the 7.3 million shares of Southern Community common stock outstanding at June 30, 2004, and $28.3 million for the approximately 993,940 shares of Southern Community common stock issuable under outstanding stock options that will convert into First National stock options. The estimated purchase price of $299.1 million, which includes the value of stock options, is based on a per share price for First National’s common stock of $25.00, which was the implied value of First National’s common stock on August 1, 2004, the date the definitive agreement and plan of merger with Fifth Third was signed.

The merger will be accounted for using the purchase method of accounting; accordingly, First National’s cost to acquire Southern Community will be allocated to the assets and liabilities of Southern Community at their respective fair values on the date the merger is completed.

The unaudited pro forma condensed combined financial information includes estimated adjustments to record the assets and liabilities of Southern Community at their respective fair values and represents management’s estimates based on available information. The pro forma adjustments included herein may be revised as additional information becomes available and as additional analyses are performed. The final allocation of the purchase price will be determined after the merger is completed and after completion of a final analysis to determine the fair values of Southern Community assets and liabilities as of the completion date. Accordingly, the final purchase accounting adjustments and merger charges may be materially different from the pro forma adjustments presented in this document. Increases or decreases in the fair value of the net assets of Southern Community as compared to the information shown in this document may change the amount of the purchase price allocated to goodwill and other assets and liabilities and may impact the statement of income due to adjustments in yield and/or amortization of the adjusted assets or liabilities.

Certain amounts in the historical consolidated financial statements of Southern Community have been reclassified to conform with First National’s historical financial information presentation. The unaudited pro forma condensed combined financial information presented in this document does not necessarily indicate the results of operations or the combined financial position that would have resulted had the merger been completed at the beginning of the applicable period presented, nor is it indicative of the results of operations in future periods or the future financial position of the combined company.

Note 2 — Pro Forma Adjustments

The unaudited pro forma condensed combined financial information for the merger includes the pro forma balance sheet as of June 30, 2004 assuming the merger was completed on that date. The pro forma income statements for the six months ended June 30, 2004 and the year ended December 31, 2003 were prepared assuming the merger was completed on January 1, 2003. The unaudited pro forma condensed combined financial information does not reflect any planned expense reductions or revenue enhancements anticipated to be realized through the merger of Southern Community with and into First National.

The unaudited pro forma condensed combined financial information reflects the issuance of 10.8 million shares of First National common stock with an aggregate value of $270.8 million, and the conversion of approximately 993,940 Southern Community stock options with a value of approximately $28.3 million at June 30, 2004. Common stock to be issued in the exchange was valued using the methodology discussed in Note 1 above.

All of the Southern Community stock options will vest upon completion of the merger and will be converted into First National stock options. The estimated purchase price of $299.1 million includes the fair value of Southern Community stock options which approximates the excess of First National’s closing price on June 30, 2004 over the exercise price of the exchanged options.

The allocation of the purchase price follows:

(In thousands)	June 30, 2004
Purchase Price
Southern Community common stock outstanding	7,307
Exchange ratio	1.4824

First National Common Stock to be issued	10,832
Purchase price per First National common share	$25.00	$270,800

Fair value of outstanding employee and non-employee stock options		28,275

Total purchase price		$299,075

Net assets acquired
Southern Community stockholders’ equity	$71,833
Southern Community goodwill and other intangible assets	(971)
Estimated adjustments to reflect assets acquired at fair value:
Loans and leases	7,189
Premises and equipment	1,000
Core deposit intangibles	14,575
Estimated amounts allocated to liabilities assumed at fair value:
Deposits	5,454	(88,172)

Goodwill resulting from merger		$210,903

The pro forma adjustments included in the unaudited pro forma condensed combined financial information are as follows:

A.	On March 31, 2004, First National issued $25.0 million in trust preferred securities. The proceeds from the issuance is being used to repurchase up to 1.1 million shares of First National’s common stock to offset the dilutive impact of Southern Community stock options to be assumed in the merger. The trust preferred securities bear interest at a rate equal to the 3-month Libor plus 279 basis points and mature in 30 years. The impact of the trust preferred securities based on the interest rate in effect on March 31, 2004 of 3.90% is to increase interest expense $244,000 for the six months ended June 30, 2004 and $975,000 for the year ended December 31, 2003. An increase in the interest rate on the trust preferred securities of 50 basis points would result in additional interest expense of $31,000 for the six months ended June 30, 2004 and $125,000 for the year ended December 31, 2003.

B.	Adjustment to fair-value the loan portfolio. The adjustment will be recognized over the estimated remaining life of the loan portfolio. The impact of the adjustment was to decrease interest income by approximately $1.4 million and $2.9 million for the six months ended June 30, 2004 and the year ended December 31, 2003, respectively.

C.	Adjustment to fair-value premises and equipment. The effect of these adjustments is to increase occupancy and equipment costs by $50,000 and $100,000 for the six months ended June 30, 2004 and the year ended December 31, 2003, respectively.

D.	Adjustment to write off historical Southern Community goodwill and record goodwill created as a result of the merger.

E.	Adjustment to record core deposits intangible resulting from the merger. The adjustment is based on current assumptions and valuations, which are subject to change. The core deposit intangibles will be amortized over a ten-year period, on a straight-line basis. The value of the core deposit intangibles represents the estimated future economic benefit resulting from the acquired customer balances and relationships. The impact of this adjustment is to increase non-interest expense by $729,000 and $1.5 million for the six months ended June 30, 2004 and the year ended December 31, 2003, respectively.

F.	Adjustment to fair-value fixed-rate deposit liabilities based on current interest rates for similar instruments. The adjustment will be recognized over the estimated remaining term of the related deposit liability. The impact of the adjustment was to decrease interest expense by approximately $1.1 million and $2.2 million for the six months ended June 30, 2004 and the year ended December 31, 2003, respectively.

G.	Adjustment to reflect costs incurred as a direct result of the merger. These costs include employee retention agreements, system conversion costs and communication costs to customers and employees.

H.	Adjustment to eliminate Southern Community’s historical shareholders’ equity. Additionally, the adjustment reflects the issuance of First National common stock and the conversion of Southern Community stock options into First National stock options.

I.	Adjustment to record the tax effect of the pro forma adjustments using First National’s statutory tax rate of 38.6%.

J.	Weighted average shares were calculated using the historical weighted average shares outstanding of First National and Southern Community, adjusted using the exchange ratio, to the equivalent shares of First National common stock, for the six months ended June 30, 2004 and year ended December 31, 2003. Earnings per share data have been computed based on the combined historical income of First National and Southern Community and the impact of purchase accounting adjustments.

FIFTH THIRD/FIRST NATIONAL UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information is based on the historical financial statements of First National, Southern Community and Fifth Third and has been prepared to illustrate the effects of the First National acquisition of Southern Community and the Fifth Third acquisition of First National.

The unaudited pro forma condensed combined balance sheet as of June 30, 2004 assumes that the mergers of Southern Community into First National and First National into Fifth Third, each accounted for as a purchase, had been consummated on June 30, 2004. The unaudited pro forma condensed combined statements of income for the year ended December 31, 2003 and six months ended June 30, 2004 give effect to the merger of Southern Community into First National and First National into Fifth Third as if the mergers had been effective at January 1, 2003 and 2004, respectively.

The mergers will be accounted for utilizing the purchasing method of accounting. Under the purchase method of accounting, all the assets and liabilities of the acquired companies are recorded at their respective fair values, as of the effective date of the transaction. The amount, if any, by which the purchase price paid by Fifth Third exceeds the fair value of the net tangible and identifiable intangible assets acquired by Fifth Third in the transaction will be recorded as goodwill.

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of the financial position or operating results that would have occurred if the mergers had been consummated at the beginning of the period or as of the date for which the pro forma data are presented, nor is it necessarily indicative of future operating results or financial position of the combined company.

You should read the unaudited pro forma condensed combined financial information in conjunction with Fifth Third’s consolidated financial statements and notes thereto, which may be found its filings with the Securities and Exchange Commission, First National’s consolidated financial statements and notes thereto incorporated by reference in this document and Southern Community’s consolidated financial statements and notes thereto incorporated by reference in this document.

First National/Fifth Third

Pro Forma Condensed Combined Balance Sheet

June 30, 2004

(unaudited)

(in thousands)	First National Pro Forma Combined	Historical Fifth Third	Pro Forma Adjustments (1)		Fifth Third Pro Forma Combined
Cash and due from banks	$98,561	$2,357,814	$—		2,456,375
Interest bearing deposits with banks	1,892	207,700	—		209,592
Federal funds sold	17,605	50,200	—		67,805
Securities	998,395	30,488,677	—		31,487,072
Mortgage loans held for sale	12,827	577,154	—		589,981
Loans, net	3,474,972	55,867,421	—		59,342,393
Premises and equipment	146,455	1,167,922	—		1,314,377
Goodwill	384,853	978,975	1,415,120	A
			(384,853	)F	2,394,095
Other assets	190,135	3,917,676	84,352	A
			(21,704	)F	4,170,459

Total assets	$5,325,695	$95,613,539	$1,092,915		$102,032,149

Deposits:
Non-interest bearing	$645,547	$13,036,825	$—		$13,682,372
Interest bearing	3,214,932	44,870,629	—		48,085,561

Total deposits	3,860,479	57,907,454			61,767,933
Short-term borrowings	391,728	11,517,175	—		11,908,903
Long-term debt	373,196	14,775,201	—		15,148,397
Other liabilities	45,437	3,021,005	(54	)F
			29,523	A	3,095,911

Total liabilities	4,670,840	87,220,835	29,469		91,921,144

Total stockholders’ equity	654,855	8,392,704
			1,718,301	A
			(654,855	)C	10,111,005

Total liabilities and stockholders’ equity	$5,325,695	$95,613,539	$1,092,915		$102,032,149

(1)	See Notes to the Unaudited Pro Forma Condensed Combined Financial Information.

First National/Fifth Third

Pro Forma Condensed Combined Statement of Income

For the Six Months Ended June 30, 2004

(unaudited)

(in thousands, except per share data)	First National Pro Forma Combined	Historical Fifth Third	Pro Forma Adjustments (1)		Fifth Third Pro Forma Combined
Interest income	$114,004	$1,990,255	$—		$2,104,259
Interest expense	31,611	478,551	—		510,162

Net interest income	82,393	1,511,704	—		1,594,097
Provision for loan losses	3,719	171,162	—		174,881

Net interest income after provision for loan losses	78,674	1,340,542	—		1,419,216
Non-interest income	35,910	1,375,531	—		1,411,441
Non-interest expense	77,752	1,395,731	(1,227	)B
			7,669	D	1,479,925

Income before taxes	36,832	1,320,342	(6,442)		1,350,732
Income taxes	12,314	442,316	474	B
			(2,684	)E	452,420

Income from continuing operations	24,518	878,026	(4,232)		898,312
Dividends on preferred stock	—	370	—		370

Income from continuing operations available to common shareholders	$24,518	$877,656	$(4,232)		$897,942

Weighted average shares outstanding
Basic	58,337	562,280	(28,789)		591,828
Diluted	60,416	570,164	(29,815)		600,765
Earnings per share from continuing operations
Basic	$0.42	$1.56			$1.52

Diluted	$0.41	$1.54			$1.50

(1)	See Notes to the Unaudited Pro Forma Condensed Combined Financial Information.

First National/Fifth Third

Pro Forma Condensed Combined Statement of Income

For the Year Ended December 31, 2003

(unaudited)

(in thousands, except per share data)	First National Pro Forma Combined	Historical Fifth Third	Pro Forma Adjustments (1)		Fifth Third Pro Forma Combined
Interest income	$207,680	$3,991,068	$—		$4,198,748
Interest expense	59,087	1,085,642	—		1,144,729

Net interest income	148,593	2,905,426	—		3,054,019
Provision for loan losses	10,390	399,429	—		409,819

Net interest income after provision for loan losses	138,203	2,505,997	—		2,644,200
Non-interest income	67,237	2,482,828	—		2,550,065
Non-interest expense	150,758	2,550,224	(2,426	)B
			15,337	D	2,713,893

Income before taxes	54,682	2,438,601	(12,911)		2,480,372
Income taxes	18,776	786,691	936	B
			(5,368	)E	801,035

Income from continuing operations	35,906	1,651,910	(8,479)		1,679,337
Minority interest, net of tax	—	(20,458)	—		(20,458)

Income from continuing operations	35,906	1,631,452	(8,479)		1,658,879
Dividends on preferred stock	—	740	—		740

Income from continuing operations available to common shareholders	$35,906	$1,630,712	$(8,479)		$1,658,139

Weighted average shares outstanding
Basic	57,749	571,590	(28,499)		600,840
Diluted	59,148	580,003	(29,189)		609,962

Earnings per share from continuing operations
Basic	$0.62	$2.85			$2.76

Diluted	$0.61	$2.81			$2.72

(1)	See Notes to the Unaudited Pro Forma Condensed Combined Financial Information.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL INFORMATION

Note 1 – Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information related to the mergers is included for the year ended December 31, 2003 and as of and for the six months ended June 30, 2004. The pro forma adjustments included herein reflect the conversion of First National common stock, assuming that First National’s merger with Southern Community had already occurred, into Fifth Third common stock using an exchange ratio of 0.5065 shares of Fifth Third common stock for each of the 58.3 million shares of First National common stock that are assumed to have been outstanding at June 30, 2004, and $114.0 million for the approximately 6.7 million shares of First National common stock issuable under stock options that are assumed to have been outstanding at June 30, 2004 that will convert into Fifth Third stock options. The estimated purchase price of $1.7 billion, which includes the value of stock options, is based on the June 30, 2004 per share price for Fifth Third’s common stock of $53.78.

The unaudited pro forma condensed combined financial information includes estimated adjustments to record the assets and liabilities of First National at their respective fair values and represents current estimates based on available information. The pro forma adjustments included herein may be revised as additional information becomes available and as additional analyses are performed. Additional analysis will be completed on the loan portfolio, the deposit portfolio, the long-term debt portfolio, premises and equipment and other identifiable customer relationship intangibles and fair value adjustments may result. Some revisions to the pro forma adjustments could be significant, especially fair value adjustments based on interest rate assumptions. The final allocation of the purchase price will be determined after the merger is completed and after completion of a final analysis to determine the fair values of First National’s tangible, and identifiable intangible, assets and liabilities as of the completion date. Accordingly, the final purchase accounting adjustments and integration charges may be materially different from the pro forma adjustments presented in this document. Increases or decreases in the fair value of the net assets and other items of First National as compared to information shown in this document may change the amount of the purchase price allocated to goodwill and may impact the statement of income due to adjustments in yield and/or amortization of the adjusted assets or liabilities.

The pro forma financial statements do not currently include any amount related to one-time combination costs, including acquisition-related, integration and restructuring charges estimated to be approximately $100 million. The charges will be recorded based on the nature and timing of actions to be taken with respect to both Fifth Third’s and First National’s operations, facilities and employees.

A. Allocation of Purchase Price (in thousands)
Outstanding Shares of First National (pro forma) as of 6/30/04		58,348
Exchange ratio of Fifth Third shares for First National		0.5065

Fifth Third shares to be issued		29,553
Market price of Fifth Third Shares as of 6/30/04		$53.78

Total market value of shares to be issued		$1,589,375
Fair value of First National outstanding employee stock options		$128,926

Total purchase price		$1,718,301

First National pro forma carrying value of net assets acquired		654,855
Less: Goodwill		384,853
Less: Core Deposit Intangible and related deferred tax liability		21,650

Tangible Assets acquired		248,352
Purchase price in excess of net assets acquired		1,469,949
Estimated adjustments to reflect net assets acquired at FMV
First National (pro forma) deposits	$3,374,086
Premium rate	2.50%	(84,352)

Deferred Income Taxes:
Estimated core deposit intangible	$84,352
Income tax rate	35%	29,523

Goodwill		$1,415,120

B. Adjustment to eliminate the core deposit intangible amortization expense associated with First National’s acquisition of Southern Community as well as the pre-existing First National core deposit intangible amortization expense and the associated income tax effect.

C. Adjustment to eliminate First National’s pro forma shareholders’ equity.

D. Adjustment to reflect the estimated life of the core deposit intangible of 10 years utilizing the sum-of-years digits amortization method. The adjustment is based on current assumptions and valuations, which are subject to change.

E. Adjustment to record income tax effect related to the core deposit intangible amortization at 35%.

F. Adjustment to eliminate First National’s pro forma goodwill and core deposit intangibles and associated deferred tax liability.

APPENDIX I

FIRST AMENDMENT

TO

AGREEMENT AND PLAN OF MERGER

This First Amendment to Agreement and Plan of Merger (this “Amendment”) is made and entered into as of the 12th day of August, 2004, by and between First National Bankshares of Florida, Inc., a Florida corporation (“FLB”), and Southern Community Bancorp, a Florida corporation (“SCB”).

RECITALS

A. FLB and SCB have previously entered into a certain Agreement and Plan of Merger dated as of March 19, 2004 (the “Original SCB Merger Agreement”), pursuant to which, among other things, SCB would be merged with and into FLB (the “SCB Merger”).

B. On July 15, 2004, FLB paid a 3% stock dividend on its outstanding shares of common stock (the “FLB Stock Dividend”).

C. On August 2, 2004, FLB and Fifth Third Bancorp (“Fifth Third”) announced that they had entered into a certain Agreement and Plan of Merger dated as of August 1, 2004 (the “Fifth Third Merger Agreement”), pursuant to which, among other things, FLB would be merged with and into Fifth Third (the “Fifth Third Merger”).

D. FLB and SCB have agreed to amend certain provisions contained in the Original SCB Merger Agreement in connection with the FLB Stock Dividend and the proposed Fifth Third Merger.

NOW THEREFORE, in consideration of the foregoing and the mutual warranties, representations, covenants and agreements set forth in the Original SCB Merger Agreement and in this Amendment, the parties hereby agree as follows:

1. Capitalized Terms. Capitalized terms used in this Amendment, unless otherwise defined herein, have the meanings given to them in the Original SCB Merger Agreement.

2. Amendment of Section 3.1. The provisions of Section 3.1 of the Original SBC Merger Agreement are hereby amended and restated in their entirety as follows:

3.1 Conversion of Shares. Subject to the provisions of this Article 3, at the Effective Time, by virtue of the Merger and without any action on the part of FLB, or SCB, or the shareholders of either, the shares of the constituent corporations shall be converted as follows:

(a) Each share of FLB Capital Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

(b) Subject to Section 3.4 relating to fractional shares, each share of SCB Common Stock (excluding shares to be cancelled pursuant to Section 3.3 of this Agreement) issued and outstanding at the Effective Time shall cease to be outstanding and shall be converted into and exchanged for: (i) a number of shares of FLB Common Stock equal to the Exchange Ratio; and (ii) any Contingent Payment Right arising pursuant to Section 3.1(d).

(c) As used herein, the following terms shall have the meanings set forth below:

“Exchange Ratio” shall mean 1.6686; provided, that if the Closing FLB Value is greater than $19.42, then the term “Exchange Ratio” shall be equal to the quotient obtained by dividing the SCB Value by the Closing FLB Value, rounded to the nearest ten-thousandth.

“SCB Value” shall mean the sum of (i) $32.40 and (ii) one-half the difference obtained by subtracting $32.40 from the product of 1.6686 multiplied by the Closing FLB Value.

“Closing FLB Value” shall mean the average per share closing price of FLB Common Stock on the NYSE over the twenty consecutive trading days ending on the fifth trading day preceding the Effective Time.

(d)(i) In the event that the Exchange Ratio calculated pursuant to Section 3.1(c) as of the Effective Time is less than 1.6686 because the Closing FLB Value is greater than $19.42; then each holder of SCB Common Stock as of the Effective Time shall have the right (each such right, a “Contingent Payment Right”), upon the occurrence of either of the events listed in Section (d)(ii), to receive from FLB a number of additional shares of FLB Common Stock (the “Additional Shares”) equal to the difference between: (i) the number of shares of FLB Common Stock which such holder would have received as of the Effective Time if the Exchange Ratio had been 1.6686; and (ii) the number of shares of FLB Common Stock actually issued to such holder as of the Effective Time. The number of Additional Shares issuable to each such holder will be adjusted to reflect stock splits, stock dividends and similar transactions which occur between the Effective Time and the date that the Additional Shares are issued by FLB. Additionally, FLB will pay to each such holder in respect of each Additional Share the per share amount of any cash dividends or other distributions made by FLB in respect of the FLB Common Stock between the Effective Time and the date that the Additional Shares are issued by FLB. The parties acknowledge that the Additional Shares have been registered under the Securities Act pursuant to the Registration Statement.

(ii) The holders of the Contingent Payment Rights will be entitled to Additional Shares upon the occurrence of either of the following events: (A) the Fifth Third Merger is not consummated on or before August 1, 2005; or (B) the Fifth Third Merger Agreement is terminated on or before August 1, 2005.

(iii) In the event that the Exchange Ratio is 1.6686 or greater at the Effective Time, no Contingent Payment Rights shall arise hereunder. If Contingent Payment Rights arise pursuant to Section 3.1(d), such Contingent Payment Rights shall automatically terminate and be of no further effect upon the closing of the Fifth Third Merger prior to August 1, 2005.

(e) If the Contingent Payment Rights arise pursuant to Section 3.1(d), then the Exchange Agent (as defined in Section 4.1) shall notify FLB promptly after the Effective Time of the identity of each holder of SCB Common Stock as of the Effective Time and the number of Additional Shares that would be issuable to such holder in the event the Contingent Payment Rights become payable. FLB shall record such information in a ledger which will be maintained by FLB at its principal executive offices (the “Contingent Payment Ledger”) until such time as the Contingent Payment Rights become payable or terminate upon the closing of the Fifth Third Merger prior to August 1, 2005. In the event that FLB becomes obligated to issue the Additional Shares in satisfaction of the Contingent Payment Rights, FLB shall issue the Additional Shares to the holders and in the amounts shown on the Contingent Payment Ledger on or before the earlier of (i) the fifteenth (15th) day after the date of the termination of the Fifth Third Merger Agreement, or (ii) August 15, 2005.

(f) The Contingent Payment Rights shall not be represented or evidenced by any certificate or similar instrument, such rights being solely a contractual obligation of FLB as set forth in this Section 3.1. Except as expressly provided in Section 3(d)(i) following the issuance of Additional Shares in payment of the Contingent Payment Rights, the Contingent Payment Rights shall not bear interest, shall not entitle the holder to any voting rights, rights to receive dividends or any other rights incident to ownership of any equity interest in FLB, and shall not be transferable or assignable in any manner whatsoever except by order of a court of competent jurisdiction, by will or by the laws of interstate succession (a “Permitted Transfer”); provided that the foregoing shall not prohibit transfer to a successor trustee with respect to an SCB ERISA Plan. Upon receipt by FLB of notice that a Permitted Transfer has occurred together with such other documents as may be reasonably required by FLB to verify that such transfer is a Permitted Transfer, FLB shall amend the Contingent Payment Ledger to reflect such transfer.

3. New Section 4.4. Article 4 of the Original SBC Merger Agreement is hereby amended to insert the following new Section 4.4 immediately following Section 4.3:

4.4 Contingent Payment Rights. In addition to the exchange of SCB Common Stock for FLB Common Stock and cash as provided in this Article 4, the holders of SCB Common Stock at the Effective Time will be entitled to any Contingent Payment Rights arising pursuant to Section 3.1(d) hereof. Any payments by FLB in satisfaction of such Contingent Payment Rights shall be made in accordance with the procedures set forth in Section 3.1.

4. Amendment of Section 10.1(h). The provisions of Section 10.1(h) are hereby amended and restated in their entirety as follows:

(h) By SCB, at any time during the three business day period commencing on the first business date following the Approval Date, if the average per share closing price of the FLB Common Stock on the NYSE over the 20 trading days ending on the Approval Date is less than $14.56 (which amount shall be proportionately adjusted to reflect any stock splits, stock dividends or similar transactions which occur on or after August 12, 2004); provided, however, that SCB agrees that it will not exercise its right to termination for a period of fifteen (15) days following the Approval Date, and during such period will agree to consider any proposal made by FLB, provided that SCB may accept or reject any such proposal in SCB’s sole discretion.

5. Ratification. Except as modified by the terms of this Amendment, all of the terms of the Original SCB Merger Agreement are hereby ratified, confirmed and approved.

6. Governing Law. This Amendment shall be governed by and construed in accordance with the Laws of the State of Florida, without regard to any applicable conflicts of laws.

7. Counterparts. This Amendment may be executed in counterparts, each of which shall be deemed an original, but both of which shall constitute one and the same instrument.

IN WITNESS WHEREOF, each of the parties has caused this Amendment to be executed on its behalf by its duly authorized officer as of the date and year first above written.

FIRST NATIONAL BANKSHARES OF FLORIDA, INC.

By:	/s/ Gary L. Tice
Gary L. Tice
Chairman and Chief Executive Officer

SOUTHERN COMMUNITY BANCORP

By:	/s/ Charlie W. Brinkley
Charlie W. Brinkley, Jr.
Chairman and Chief Executive Officer

I-4